UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549          SEC FILE NUMBER
                                                       000-20881
                             FORM 12B-25               ----------------

                     NOTIFICATION OF LATE FILING       CUSIP NUMBER
                                                       001753-42220110
                                                       ----------------


(Check One):   [   ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K
               [ X ] Form 10-Q    [   ] Form N-SAR

          For Period Ended: March 31, 1998
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          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:
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          Read Instruction (on back page) Before Preparing Form.
                           Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If  the  notification  relates to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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HealthCor Holdings, Inc.
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Full Name of Registrant


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Former Name if Applicable

8150 North Central Expressway, Suite M2000
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Address of Principal Executive Office (Street and Number)

Dallas, Texas  75206
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City, State and Zip Code

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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the
[ X ] fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     HealthCor Holdings, Inc. has experienced a significant change in its operating environment due to substantial changes and reductions made in reimbursement for Medicare Part A nursing and therapy services. Medicare's complex revised methodology and the lack of provider specific per beneficiary limits have required the Company to assess the economic impact of the reduced reimbursement and re-evaluate its participation in the Medicare program. To that end, the Company has announced and implemented the first phase of restructuring its operations through branch closure and consolidation in the first quarter of 1998. The Company is currently in the process of finalizing additional significant reductions in Medicare operations to be implemented in the second quarter of 1998. These impending changes, in conjunction with the complexity associated with interpreting the financial impact of the revised reimbursement methodology, will require a delay in the completion of the Company's first quarter operating results and therefore the Form 10-Q filing.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Joel H. Williams                    214                750-2266
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             (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).       [ X ] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                        [ X ] Yes  [   ] No

     If   so,  attach  an  explanation  of  the  anticipated  change,  both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates that due to significant reductions in Medicare Part A reimbursement, the 1998 first quarter operating results will represent a loss which cannot be estimated at the current time due to the complexity of the revised methodology and the lack of provider specific per beneficiary limits to be furnished by the Medicare Intermediary.
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                         HEALTHCOR HOLDINGS, INC.
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               (Name of Registrant as Specified in Charter)

has caused this information to be signed on its behalf by the undersigned hereunto duly authorized.


Date      May 14, 1998                  By   /S/S. Wayne Bazzle
     -----------------------------           ------------------------------
                                             Chairman and Chief Executive
                                             Officer
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                 ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S.C. 1001).
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                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 3.6232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).